VATECH

03 APR 15 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	8.4.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		



03050019

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

SUPPL

PROCESSED

APR 24 2003

THOMSON FINANCIAL

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail; wolfgang.schwaiger@vatech.at

dlw 4/16



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI CLECIM HAS RECEIVED A CONTRACT FOR A NEW HOT PLATE LEVELLER

VAI CLECIM, the France-based subsidiary of VOEST-ALPINE INDUSTRIE-ANLAGENBAU has been awarded a contract by JINAN IRON AND STEEL CO. LTD (JIGANG) for the engineering and supply of a new hot plate leveller for the plate mill located in Jinan, Shandong Province, P.R. China.

JIGANG is one of the major plate producers in China, with significant expansion plans in steel business. This success is following the contract awarded to VAI in 2001 for a new continuous slab caster. This new caster is now under erection and is being built in the new meltshop feeding the plate mill.

The main reasons for the success in the hot plate leveller project can be spotted as:

- excellent co-operation between VAI and JIGANG, especially for the current continuous caster project,
- comprehensive experience of VAI in levelling technology, with significant reference machines (GTS Dunkirk, VASL, USS Gary,..).

The VAI hot leveller is a 11-roll machine, featuring a fully hydraulic system allowing 3000t maximum load and powered by two 550 kW AC motors.
Key equipment, such as roll cassettes, hydraulic cylinders, manifold blocks a.s.o. will be manufactured by VAIs own workshop.
VAI, being the world's largest software house for the supply of advanced metallurgical automation solutions, also provides a comprehensive automation package within its scope of supply and services, ordered by JIGANG.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

Considered by our customers as a key equipment in a plate mill, the hot leveller is targeted to become a significant element of VAI product portfolio. This order shall strengthen VAI's position as a leader in plate mill technology.

++++2003-04-08

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one on the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs approx. 3,400 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

TELEFAX

An: To:	SEC	Datum: Date:	7.4.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	3
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI POMINI successful in Caster Modernization in Far East

In December, 2002, VAI POMINI, a joint venture between VOEST-ALPINE INDUSTRIE-ANLAGENBAU (VAI) / Austria and Techint / Italy received orders from Malayawata Steel Berhad (Malayawata) and the Siam Iron and Steel (2001) Co., Ltd. (SISCO) for the modernization of their billet casting machines.

For the modernization of Malayawata, the existing 5 strand billet caster will be modified for increased casting speeds with the necessary modification of equipment and new equipment including the use of high performance DIAMOLD copper tubes, to improve the billet production capacity and at the same time billet quality.

For the 3 strand billet casting plant of SISCO, VAI POMINI is awarded to supply new equipment for submerged entry nozzle casting with stopper rod and automatic mold level control and the necessary equipment and engineering (including new tundish and tundish car) for casting special high quality steel grades

Both projects will be finalized within summer 2003 and enable the customers to increase production capacity and / or product quality.

These are the first VAI POMINI caster revamp contracts received in Malaysia and Thailand .

++++2003-04-07

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at



VOEST-ALPINE INDUSTRIEANLAGENBAU

VAI POMINI combines the strengths of VAI, POMINI, Ashlow and GFM for long product rolling mills along with Rokop and VAI for billet casters. VAI POMINI offices are located in Castellanza/Italy, Linz/Austria, Sheffield/UK and Pittsburgh/USA.

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI employs approx. 3,400 people worldwide.

Techint Compagnia Tecnica Internazionale (TECHINT) designs and supplies a wide range of equipment, plants and systems for the metal working industry and is part of the Techint Group of Companies which is made up of more than thirty operational companies worldwide and has a workforce of 44,000 experienced professionals and skilled workers. The turnover of the Techint Group of Companies totals more than US $7.5 billion.

This press release is also available on the following homepages: www.vatech.at , www.vaipomini.com , www.vai.at and www.techint-technologies.com.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6986-3416
e-mail: wolfgang.schwaiger@vatech.at